Audit Committee of 6D Global Technologies, Inc.

Presentation to the Nasdaq Listing Qualifications Panel

Blank Rome LLP

February 26, 2016

Agenda

I. **6D Global Audit Committee**

II. **Scope and Methodology of Investigation**

III. **Findings**

6D Audit Committee

- **Piotr ("Pete") Chrzaszcz,** *Independent Director; Audit Committee Member* CEO of Commercial Masterminds, Inc.; Certified Commercial Investment Member (CCIM); Active leader in CCIM community, speaker for UC Berkeley Extension program; Airforce veteran. BS – Aerospace Engineering, Boston University.

- **Michael Bannout,** *Independent Director; Audit Committee Member* CEO and President of M. London Group, Inc. a multi-million dollar enterprise with world-wide distribution. Brooklyn College, NY.

- **Adam Hartung,** *Independent Director; Chairman of Audit Committee* Managing Partner of Spark Partners, Author, Columnist, Business Consultant and speaker. No. 1 Ranked Leadership Columnist at Forbes.com. MBA – Harvard Business School.

Scope and Methodology of Investigation

- The issues being examined by Nasdaq originally came to the attention of the Audit Committee when Benjamin Wey was indicted by the U.S. Attorney's office and sued by the Securities and Exchange Commission in September, 2015.

- The Audit Committee was also apprised of Nasdaq's de-listing letter, dated November 20, 2015, wherein Nasdaq moved to delist the Company due to concerns over: (1) Mr. Wey's alleged influence over 6D Global; (2) Mr. Wey's alleged inflation of 6D Global's shareholder count to gain listing of the Company's securities on Nasdaq; and, (3) Mr. Wey's alleged manipulation of 6D Global's stock price.

- On December 4, 2015, the Audit Committee passed the following resolution:

  RESOLVED THAT, the Audit Committee believes that it is in the best interest of the Company to undertake a Section 10A independent investigation as to whether there are any merits to the concerns expressed by the NASDAQ, and/or whether there have been any misrepresentations or improper behaviors on the part of Company management tied to any of the concerns expressed by NASDAQ as they refer to Ben Wey, the actions of Ben Wey and his colleagues and Company management.

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Scope and Methodology of Investigation, cont'd

- The Audit Committee retained Blank Rome LLP as its counsel to assist the Audit Committee in conducting a Section 10A investigation.

- The Blank Rome investigatory team was led by Barry Genkin, Esq. and Michelle Gitlitz Courtney, Esq., with input and assistance from other attorneys at Blank Rome and the Audit Committee members.*

- The Company and its employees cooperated fully with the investigation.

*The biographies of Mr. Genkin and Ms. Gitlitz Courtney are attached in the appendix to this report.

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Scope and Methodology of Investigation, cont'd

- Succinctly stated, the scope of Blank Rome's investigation mirrors the concerns expressed in Nasdaq's de-listing letter: (1) whether Mr. Wey improperly influenced 6D Global's management; (2) whether Mr. Wey inflated 6D Global's shareholder count to help it gain listing of the Company's securities on Nasdaq; and, (3) whether Mr. Wey manipulated 6D Global's stock price.

- In addition, Blank Rome examined whether management of 6D Global actively assisted Mr. Wey or was complicit in Mr. Wey's alleged improper or illegal activity referred to above with regard to 6D Global.

- The temporal scope of the investigation was January 1, 2014 through December 31, 2015.

  – However, in reviewing whether there were any improprieties surrounding the Company's satisfaction of Nasdaq's 300 round lot shareholder listing requirement, Blank Rome reviewed certain documents prior to January 1, 2014.

Scope and Methodology of Investigation, cont'd

Review of Documents

- **Hard Copy**: Blank Rome collected and reviewed over 1,000 hard copy documents from the Company, including but not limited to minutes of Board of Director meetings, stockholder lists, corporate policies and procedures, and communications with Nasdaq. Blank Rome also reviewed SEC filings of 6D Global and CleanTech Innovations, Inc.

- **Electronic**: Blank Rome engaged an electronic discovery services provider, DTI Global ("DTI"), to collect documents and communications from the electronic server of 6D Global.

  - ✓ DTI performed an onsite collection of all office 365 e-mail and instant message data for custodians Tejune Kang, Han Dang and Mark Szynkowski between January 1, 2014 and December 31, 2015.

  - ✓ Approximately 22 gigabites of uncompressed data were removed from the Company's server and brought to DTI's laboratory, where the data was indexed and de-duplicated.

  - ✓ Comprehensive search terms developed by Blank Rome and tailored to identify potentially relevant documents were applied to the data.

  - ✓ 11,546 e-mails, attachments and instant messages that hit on the search terms were loaded into a database and reviewed.

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Scope and Methodology of Investigation, cont'd

Interviews Conducted*

Michael Bannout, Independent Director of 6D Global	Matthew Sullivan, former Executive Vice President of 6D Global
Pete Chrzaszcz, Independent Director of 6D Global	Adam Hartung, Independent Director of 6D Global
David Kaufman, former Independent Director of 6D Global	Tejune Kang, CEO of 6D Global
Terry McEwen, former Director of 6D Global	Han Dang, Executive Assistant/Corporate Secretary of 6D Global
Anubhav Saxena, former Independent Director of 6D Global	John Bostony, attorney for 6D Global
Neal Beaton, Esq., Partner at Holland & Knight LLP and former counsel to NYGG (Asia) Ltd. ("NYGG-Asia")	*Blank Rome attempted to interview Roger Li of NYGG-Asia and Benjamin Wey. Mr. Li corresponded with Blank Rome and ratified the contents of the affidavit he submitted to Nasdaq. Mr. Wey, through his counsel, declined to meet with Blank Rome.*

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Scope and Methodology of Investigation, cont'd

- Blank Rome also retained Kroll Associates, Inc. ("Kroll") to perform an investigation of NYGG-Asia, the 45% shareholder of 6D Global, to determine Benjamin Wey's relationship with NYGG-Asia, if any.

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COUNSELORS AT LAW

Findings:
No Evidence of Undue Influence by Mr. Wey

- **Blank Rome found no evidence that 6D Global's current or former Board members were unduly influenced by Mr. Wey**

- Former directors McEwen, Saxena and Kaufman had met Mr. Wey on select occasions. We found no evidence that these individuals ever corresponded with Mr. Wey. We also found that they were not influenced by Mr. Wey in making any corporate decisions.

- Director Hartung met Mr. Wey once. We found no evidence that he ever corresponded with Mr. Wey. We also found that Mr. Hartung was not influenced by Mr. Wey in making any corporate decisions.

- Directors Chrzaszcz and Bannout have never met or corresponded with Mr. Wey.

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COUNSELORS AT LAW

Findings:
No Evidence of Undue Influence by Mr. Wey, cont'd

- After the U.S. Attorney indicted Mr. Wey and the SEC filed a Complaint against him, 6D Global's Board of Directors reviewed the allegations contained in the Indictment and Complaint.

- The 6D Global Board passed a resolution severing all ties between 6D Global and Mr. Wey on September 25, 2015.

- Blank Rome found no evidence that Mr. Kang spoke with or corresponded with Mr. Wey after September 25, 2015.

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Findings:
No Evidence of Undue Influence by Mr. Wey, cont'd

- Mr. Wey served as a consultant of the Company.

- Mr. Wey made introductions to Mr. Kang, including introductions to potential investors and for potential acquisitions.

- Mr. Kang sought advice on a variety of corporate operational issues from many individuals, including Mr. Wey.

- Mr. Kang was steadfast in his position that he listened to the advice of Mr. Wey and others, but ultimately made his own decisions and recommendations to the Board with respect to all matters affecting the Company.

- We found no evidence that Mr. Wey improperly influenced or intruded on Mr. Kang's decision-making authority with respect to the Company.

- It was Mr. Kang's understanding that Mr. Wey was paid by NYGG-Asia for services rendered to 6D Global. 6D Global never paid Mr. Wey for any advice or services.

- Mr. Kang repaid the loan from Michaela Wey earlier this year.

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Findings:
No Evidence of Undue Influence by Mr. Wey, cont'd

- Neither Blank Rome nor Kroll found evidence inconsistent with Roger Li's declaration dated January 19, 2016, that:

  - Mr. Wey's company, NYG Capital LLC ("NYG Capital"), is a separate entity from NYGG-Asia;

  - NYG Capital has never controlled NYGG-Asia (or vice versa);

  - NYG Capital and NYGG-Asia do not have common owners;

  - Mr. Wey was not an officer, director or employee of NYGG-Asia; and

  - NYG Capital and NYGG-Asia are co-branded entities and NYG Capital provides consulting services for NYGG-Asia.

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COUNSELORS AT LAW

Findings:
No Evidence of Inflation of Shareholder Count

- **Blank Rome found no evidence of inflation of 6D Global's shareholder count to help it obtain the listing of the Company's securities on Nasdaq.**

- Sources of information used to analyze shareholder count:

  1. November 1, 2014 Record Shareholder List

  2. Broadridge NOBO list

  3. Mediant NOBO list

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Findings: Results of Shareholder Count Analysis

- **Total bona fide round lot shareholders identified = 310.**

  - Number of round lot shareholders on Record Shareholder List (RSL) = 170.

  - Number of additional shareholders on the Mediant and Broadridge non-objecting beneficial owners (NOBO) lists after de-dupe against RSL = 106.

  - Number of objecting beneficial owners (OBO's) = 29.

  - Number of round lot holders on November 21, 2014 private placement list who were not on the Interwest 11/1/2014 shareholder list = 5.

- **Total round-lot shareholders *with additional supporting evidence* identified = 273.**

  - Comprised of shareholders who purchased shares through a broker dealer (*i.e.,* unique shareholders on Mediant and Broadridge NOBO lists; OBO's deduced from Mediant and Broadridge share range reports); record holders known to have invested in private placements; holders identified as Tejune Kang's family trusts or his personal shares; holders identified as employees compensated with equity; holders identified as receiving shares as a finder's fee; holders identified as debt paid with equity.

- **Total round-lot shareholders *without additional supporting evidence* identified = 37.**

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Shareholder Analysis, cont'd

- **Analysis of November 1, 2014 Interwest Record Shareholder List:**

  - 186 shareholders listed

    - Removed 2 odd-lot holders

    - Removed 4 potential duplicates

    - Removed 3 shareholders/trusts under Tejune Kang's control

    - Removed 7 round-lot shareholders whose certificates were in the process of being cancelled

      - 1) Ping Chen, 2) Shengfen Lin, 3) Bei Lu (holding through Cor Clearing LLC), 4) Roosen Commercial Corp., 5) Strong Growth Capital, LTD, 6) Wolf Enterprises Limited, and 7) HanHau Limited.

- **170 shareholders credited**

Shareholder Analysis, cont'd

- **Analysis of NOBO lists and share range reports:**
  - Mediant NOBO list (as of 10/8/2014): 76 total entries
    - Removed 17 odd-lot holders
    - Removed Bei Lu (whose shares were cancelled)
    - Removed 24 potential duplicates (already counted on Interwest shareholder list or internal duplicate)
    - **34 round lot shareholders credited**
  - Broadridge NOBO list (as of 10/7/2014): 184 total entries
    - Removed 96 odd-lot holders
    - Removed 16 potential duplicates (already counted on Interwest shareholder list or internal duplicate)
    - **72 round lot shareholders credited**

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Shareholder Analysis, cont'd

- **Blank Rome cross-referenced NOBO lists and share range reports to determine number of OBO's.**

  - Mediant NOBO list contains 59 round lot holders. The Mediant share range report shows that out of 77 total holders (NOBOs and OBOs) there were 59 round lot holders. Thus, there are no OBO's.

    - *0 round lot shareholders credited*

  - Broadridge NOBO list contains the names of 88 round lot holders. The Broadridge share range report (which would contain all of the holders on the NOBO list <u>as well as any OBOs</u>) contains 117 round lot holders. Thus, there are 29 OBO's (*117 total round lot **–** 88 NOBO round lot **=** 29 OBOs*)

    - *29 round lot shareholders credited*

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Shareholder Analysis, cont'd

- **Identifying private placement shareholders:**

  – July 2010 Private Placement:

    ▪ CleanTech's Form S-1 Registration Statement dated December 16, 2010, provides *additional evidence supporting 79 holders*

  – September 29, 2014 Private Placement:

    ▪ List of private placement recipients provides *additional evidence supporting 22 holders* (after de-duping holders that also received shares as part of July 2010 private placement)

  – November 21, 2014 Private Placement:

    ▪ *Additional 5 round lot holders credited* who were not on the Interwest 11/1/2014 shareholder list because they did not receive shares until 11/21/2014

      – 1) Greg Nielsen, 2) Jiahua Wang, 3) Jerry Cahn, 4) Chris Arnold, and 5) Lorraine Olsen

    ▪ *Additional evidence supporting 7 holders* (after de-duping holders that also received shares as part of July 2010 and/or September 2014 private placements)

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Shareholder Analysis, cont'd

- **_Additional evidence supporting 26 holders_** by virtue of being identified by Tejune Kang as _bona fide_, or identified as family trusts that Tejune Kang irrevocably transferred his shares to:

  - 3 holders received shares as compensation for their employment with 6D Global;

  - 3 holders received shares as a finder's fee in conjunction with work performed for 6D Global;

  - 14 holders received shares when certain of 6D Global's debt was converted to equity; and

  - 6 holders identified as family trust to which Tejune Kang irrevocably transferred shares.

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Shareholder Analysis, cont'd

- 37 holders without additional evidence

- Persons with foreign addresses who presumably obtained their shares through the 2010 CleanTech reverse merger

  - The initial distribution to a minimum of 300 or more round lot holders can occur either inside <u>or outside</u> the United States

  - Foreign shareholders are not inherently problematic.

- We have found no basis that these 37 holders are problematic

- OFAC, SEC database and FINRA broker check returned no results that would raise red flags with respect to any of these persons.

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COUNSELORS AT LAW

Findings:
No Evidence of Stock Manipulation

- **Blank Rome found no evidence that Mr. Wey or anyone at 6D manipulated 6D Global's stock price.**

- The allegations of stock manipulation in the Indictment and SEC Complaint relate to CleanTech, not 6D Global, and the alleged acts by Mr. Wey occurred years before Mr. Kang met Mr. Wey.

- The share volume of over 1.6 million of 6D Global's stock on June 26, 2015, was likely attributable to 6D Global being added to the Russell 2000, which Nasdaq appears to have acknowledged at the time.

- Nasdaq appears to have also acknowledged that heavy trading volume of 6D Global stock on July 9, 2015 was the result of purchases by portfolio managers.

- Of the 12,714 hard copy and electronic documents that were reviewed, none corroborated any market manipulation scheme.

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Internal Control Enhancements

- Blank Rome recommended that the Company implement enhanced expense control procedures for management, with budgeting and tracking of expenses incurred by management, and quarterly reporting to the Audit Committee.

  - Our investigation revealed that Mr. Kang was unsure who paid for Mr. Wey's trip to visit Discover Growth Fund.

  - In addition, Mr. Kang's business related travel is extensive.

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Internal Control Enhancements, cont'd

- While we found no evidence that Mr. Wey unduly influenced Mr. Kang's decision-making with respect to the Company, the Board was not familiar with the nature and extent to which Mr. Wey was providing advice to Mr. Kang.

- Blank Rome recognizes that Mr. Kang frequently consults with outside advisors regarding various aspects of the Company's business.

- Blank Rome recommended that Mr. Kang keep a log of consultations that he has with outside advisors regarding the Company's business, and update the Board on a quarterly basis regarding the identity of these advisors, whether or not the advisors were compensated by the Company, and the summary of topics of information discussed with each advisor.

- Blank Rome further recommended that confidentiality agreements be entered into in connection with these contacts, to be sure that proprietary information regarding the Company is protected and not disclosed.

- More frequent communications and updating of the Board would assist the Board in its oversight function and place the directors in a better position to fulfill their fiduciary duties.

- Mr. Kang should be encouraged to seek advice from well qualified advisors, and the aforementioned procedures and controls should better protect the Company, while facilitating an environment to enhance shareholder value.

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COUNSELORS AT LAW

Internal Control Enhancements, cont'd

- Blank Rome recommended that the Corporate Governance Committee audit the Company's compliance with Nasdaq's Continued Listing requirements and report the results to the Board on an annual basis.

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COUNSELORS AT LAW

Internal Control Enhancements: Resolutions Passed

- Based on Blank Rome's recommendations, the Board passed the following resolutions:

  – The Company will implement a procedure for budgeting and tracking business expenses incurred by management, and such expenses will be reported on a quarterly basis to the Audit Committee.

  – Mr. Kang will keep a log of consultations that he has with outside advisors regarding the Company's business, and update the Board on a quarterly basis regarding the identity of each contact, whether or not the contact was compensated by the Company, and a summary of topics of information discussed with each advisor. The log will be presented to the Board on a quarterly basis.

  – The Corporate Governance Committee will perform an audit regarding the Company's compliance with the Nasdaq Continued Listing requirements and report the results thereof to the Board on an annual basis.

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Appendix

- ## Barry Genkin, Esq., Partner, Blank Rome LLP
  - Mr. Genkin's practice includes mergers, acquisitions (including cross-border) and privatizations, securities, private equity, capital formation transactions, corporate governance matters and investigations for public companies, including Chinese companies listing in the U.S. He counsels CEOs, CFOs, boards of directors and audit and special board committees on complex legal and business matters. His strong business and financial acumen, coupled with years of high level experience, enable him to be a creative problem solver. Mr. Genkin served as Special Counsel at the SEC's Division of Corporation Finance. He has spoken at numerous conferences regarding issues facing Chinese public companies, has authored numerous articles, and is frequently requested to provide expert commentary to such publications as *Business Week, The New York Times* and the *Herald Tribune*. Mr. Genkin chaired Blank Rome's 240 member Business Department, served as the Firm's Finance Partner and is involved in the leadership of Blank Rome. Mr. Genkin's accomplishments have been recognized by Chambers USA, corporate M&A and Private Equity and Securities, Legal 500 USA, Mergers, Acquisitions and Buyouts and Best Lawyers in America®, Corporate Law and Securities Law.

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Appendix

- ### Michelle Gitlitz Courtney, Esq., Partner, Blank Rome LLP

  - Ms. Gitlitz Courtney concentrates her practice in the areas of corporate litigation, white collar criminal defense, and government and internal investigations. She represents corporate and individual clients in civil and regulatory matters, including general business, contract, and shareholder disputes before trial and appellate courts and government entities throughout the country. She has extensive experience representing companies and individuals in response to government investigations, and representing audit committees, independent directors and special committees of boards of directors in conducting investigations relating to corporate securities issues.